

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561.

June 7, 2010

Jonathan W. Thayer
Chief Financial Officer
Constellation Energy Group, Inc.
100 Constellation Way
Baltimore, MD 21202

      Re: Constellation Energy Group, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed February 26, 2010
             File No. 1-12869

Dear Mr. Thayer:

      We have reviewed your supplemental response letter dated May 19, 2010 and have the following comments. As noted in our comment letter dated April 28, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2009

Notes to Consolidated Financial Statements, page 91

2 Other Events, page 103

    1. We read your response to comment five of our letter. We note your conclusion that CENG is not a VIE under ASC 810, and have read your analysis with regard to determining control under a voting interest model since CEG holds a 50.01% interest in CENG. It appears EDF does possess substantive rights with respect to the significant financial, capital and budgetary decisions of CENG. However, EDF appears to lack significant decision making authority that would be expected to be made in the ordinary course of <u>operating the business</u>, which appears to rest with CEG. Refer to FASB ASC 810-10-25-5 and 11. In this regard, we read your response which states, "CEG, through the appointment of the chairman of the board, has <u>tie-breaking authority</u> in the event of a deadlock of the board in

specific matters, including matters related to <u>regulatory strategy</u> or the <u>relationship with the U.S. Government</u> including the Nuclear Regulatory Commission; the safety, security and <u>reliability of the nuclear facilities</u>; and any matter that, in view of U.S. laws or regulations, requires or makes it reasonably necessary to assure that <u>EDF does not control matters relating to the safety, security and reliability of a U.S. nuclear facility</u>." Based on this statement it is unclear how you concluded that you and EDF have joint control in all significant matters and therefore equity method of accounting for your investment was appropriate in your situation given the chairman of the board is appointed by CEG and has tie-breaking authority for the key operating activities of CENG. Please provide to us a more comprehensive analysis to support your accounting. In this regard, please ensure you consider FASB ASC 810-10-25-13 and the examples provided by FASB ASC 810-10-55-1 in your response. We may have further substantial comment.

<u>7 Pension, Postretirement, Other Postemployment, and Employee Savings Plan Benefits, page 123</u>

2. We note your response to comment eight of our letter. Please provide to us your historical returns for the plan in total and by asset class for the 10 and 15 year periods ended December 31, 2008, and 2009. Further, provide similar information for your inception-to-date returns. In this regard, a longer period of historical returns may be more indicative of a market cycle. To the extent your historical returns significantly fall below your expected return of 8.50% then explain in detail how you could have reasonably concluded such an expected return was appropriate to use as of December 31, 2009, or revise. We may have further substantial comment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief